SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                AMENDMENT NO. 1*

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
  13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               TRIDEX CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    895906105
                                    ---------
                                 (CUSIP Number)

                                November 20, 2000
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895906105
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1.    Names of Reporting Persons, S. S. or I. R. S. Identification Nos. of Above
      Persons
                                   Jack Silver
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   N/A

      (b)   N/A
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3.    SEC Use Only
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4.    Citizenship or Place of Organization: United States of America

              Number of Shares Owned by Each Reporting Person with
--------------------------------------------------------------------------------

5.    Sole Voting Power: 616,282** shares of Common Stock, without par value.
--------------------------------------------------------------------------------

6.    Shared Voting Power: N/A
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7.    Sole Dispositive Power: 616,282** shares of Common Stock, without par value
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8.    Shared Dispositive Power: N/A
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person: 616,282**
      shares of Common Stock, without par value
--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  N/A
--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9): 9.7%
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12.   Type of Reporting Person: IN
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

** Reporting person has full voting and dispositive power over the following four entities, which entities purchased shares of common stock of the issuer on behalf of the reporting person: (i) Sherleigh Associates Defined Benefit Pension Plan in the amount of 65,200 shares; (ii) Sherleigh Associates, Inc. Profit Sharing Plan in the amount of 316,550 shares; (iii) the Jack & Sherleigh Silver Foundation in the amount of 125,000; and (iv) Sherleigh Associates, Inc. in the amount of 20,000. The balance of the shares in the amount of 89,532 are registered in the name of the reporting person.

Item 1.

      1(a). Name of Issuer. TRIDEX CORPORATION

      1(b). Address of Issuer's Principal Executive Offices.

                   61 Wilton Road, Westport, Connecticut 06880

Item 2.

      2(a). Name of Person Filing. Jack Silver

      2(b). Address of Principal Business Office.

             660 Madison Avenue15th floor, New York, New York 10021

      2(c). Citizenship. United States of America

      2(d). Title of Class of Securities. Common Stock

      2(e). CUSIP Number. 895906105

Item 3.  N/A

Item 4.  Ownership.

      (a)   Amount Beneficially Owned: 616,282**

      (b)   Percent of Class: 9.7%

      (c)   Number of Shares as to which such person has:

      (i)   Sole power to vote or to direct the vote 616,282**.
      (ii)  Shared power to vote or to direct the vote 0 .
      (iii) Sole power to dispose or to direct the disposition of 616,282**.
      (iv)  Shared power to dispose or to direct the disposition of 0.


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

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of a Group. N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certification:

      (b) The following certification shall be included if the statement is filed pursuant to rule 13d-1(c).

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           January 29, 2001
                                   ----------------------------------
                                                (Date)

                                           /s/ Jack Silver
                                   ----------------------------------
                                              (Signature)

                                             Jack Silver
                                   ----------------------------------
                                             (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


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

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).


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